SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Group Profit sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

     PROCTER & GAMBLE SERVICES FRANCE S.A.S.
     GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
     CONTRIBUTION PLAN (FRANCE)


     Statements of Net Assets Available for Benefits as of June 30, 2006 and 2005, Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2006, 2005, and 2004 and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE SERVICES FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    June 30, 2006 and 2005                                                   2

  Statements of Changes in Net Assets Available for Benefits for
    the Years Ended June 30, 2006, 2005 and 2004                             3

  Notes to Financial Statements for the Years Ended
    June 30, 2006, 2005 and 2004                                             4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) :

We have audited the accompanying statements of net assets available for benefits of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005 and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & ASSOCIES
Pierre Esmein
Paris, France
September 26, 2006

PROCTER & GAMBLE SERVICES FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION
PLAN (FRANCE)


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2006 AND 2005

                                                 2006               2005
                                                        in Euros
ASSETS:

 Investments at fair value (Notes 1, 2)       102,776,493         99,310,833

 Employers contributions receivable             6,658,747          6,000,000
                                              -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS             109,435,240        105,310,833
                                              -----------        -----------


See notes to financial statements.

PROCTER & GAMBLE SERVICE FRANCE S.A.S.
GROUP PROFIT SHARING,INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004
------------------------------------------------------------------------------------------------------

                                                     2006                 2005                 2004
                                                                       in Euros
ADDITIONS:

o Net appreciation (depreciation)
  in fair value of investments                     7,215,021            3,776,307           14,476,028

o Contributions:

  Employees contributions                          3,505,858            5,712,056            2,978,632
  Employers contributions                          6,574,373            1,868,357            7,095,316
                                               -------------        -------------       --------------
     Total contributions                          10,080,231            7,580,413           10,368,437
                                               -------------        -------------       --------------

o Total changes:                                  17,295,252           11,356,720           24,549,976
                                               -------------        -------------       --------------
DEDUCTIONS -

o Withdrawals by participants                    (13,170,845)         (14,834,214)         (14,185,637)
                                               -------------        -------------       --------------

NET INCREASE (DECREASE)                            4,124,407           (3,477,494)          10,364,339


NET ASSETS AVAILABLE FOR BENEFITS:

o Beginning of year                              105,310,833          108,788,327           98,423,988
                                               -------------        -------------       --------------
o End of year                                    109,435,240          105,310,833          108,788,327
                                               =============        =============       ==============

PROCTER & GAMBLE SERVICES FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2006, 2005 STOCKTICKERAND 2004
--------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN

      The following brief description of Procter & Gamble Services France S.A.S.' Group Profit Sharing, Incentive and Employer Contribution Plan (the "Plan") is provided for general information only. Participants should refer to their country's Plan supplement for more complete information.

      GENERAL--The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble services France S.A.S. together with its, directly or indirectly wholly-owned subsidiaries, and those subsidiaries' respective COMITES CENTRAUX D'ENTREPRISE ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2003 and is signed by Procter & Gamble Services France S.A.S., Procter & Gamble France SNC, Laboratoire Lachartre SNC, Procter & Gamble Pharmaceuticals France S.A.S. and Procter & Gamble Pharmaceuticals Longjumeau S.A.S., Procter & Gamble Amiens SNC, Procter & Gamble Blois S.A.S., Procter & Gamble Orleans, IAMS France S.A.S. (together, "P&G France"), and their related Employee Committees. Procter & Gamble Services France S.A.S. is a wholly-owned subsidiary of The Procter & Gamble Company, Inc. (the "Parent"). The Plan is subject to the laws and regulations of France. Plan assets are invested in four FONDS COMMUN DE PLACEMENT D'ENTREPRISE ("FCPE") which are registered investment funds reserved to employees of Procter & Gamble in France subject to the laws and regulations of France.

      ADMINISTRATION--Administration of the Plan is jointly executed by Procter & Gamble Services France S.A.S. and Interepargne placeplaceS.A., the fund manager. The four FCPE are under the supervision of the CONSEILS DE SURVEILLANCE ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

      PARTICIPANTS ACCOUNTS AND INVESTMENTS OPTIONS--An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE's do not pay dividends. Participants are permitted to invest certain contributions into any of the four FCPE's; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option
      D).


      Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

         o FCPE GROUPE PROCTER & GAMBLE ACTIONS (OPTION A) - The prospectus indicates that this fund is invested in securities or in mutual funds which invest primarily in securities.

         o FCPE GROUPE PROCTER & GAMBLE OBLIGATIONS (OPTION B) - The prospectus indicates that this fund is invested in bonds or in mutual funds which invest primarily in bonds.

         o FCPE GROUPE PROCTER & GAMBLE 5000 (OPTION C) - The prospectus indicates that this fund is invested at least at 75% in French securities, or in mutual funds invested at least at 60% in securities.

         o FCPE GROUPE PROCTER & GAMBLE (OPTION D) - The prospectus indicates that this fund is invested uniquely in The Procter & Gamble Company, Inc. common stock.

      CONTRIBUTION AND VESTING--Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

      Employees' Contributions:

      - VOLUNTARY, PERIODIC CONTRIBUTIONS - These are usually contributed on a monthly basis, they are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

      - VOLUNTARY, COMPLEMENTARY CONTRIBUTIONS - Employees may make complementary contributions whenever they wish, although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the four FCPE's.

      Employers' Contributions:

      - EMPLOYER MATCHING CONTRIBUTIONS -P&G France makes matching contributions of between 50 and 100 percent, based on employees' voluntary, periodic contributions. These matching contributions are automatically invested in Option D.

      - PROFIT SHARING -P&G France calculates and distributes these contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the four FCPE's. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option D.

      - INCENTIVE COMPENSATION -P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the four FCPE's, or automatically invested as per the last investment choice.

      All contributions are immediately 100 percent vested.

      WITHDRAWALS--All contributions are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

      PLAN TERMINATION - The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Thus, the present Plan will terminate on placeJune 30, 2008. Although the Plan is expected to be renewed by all parties, any party has the right to decline to the renewal.

      In the event of Plan termination, the FCPE's will either remain active or will be merged with other FCPE's. Thus, Plan participants will have the option to withdraw "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

      PLAN INVESTMENTS - The Plan's investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE's are determinated by the fund manager, Interepargne S.A., based upon the fair value of the FCPE's underlying investments, less any liabilities.

      Purchases and sales of investments are recorded on a trade date basis. The cost of investments sold is determined using average cost.

      EXPENSES OF THE PLAN - Investment management, record keeping expenses, and other administrative expenses are paid by P&G Services France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.

      COMMISSIONS ON SUBSCRIPTIONS - Contributions made to the plan are subject to a commission of 0,50 percent. These commissions are recorded in the amount of the subscriptions to the FCPE.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the placeplaceUnited States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in P&G common stock and in mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      CONTRIBUTIONS RECEIVABLE - Contributions that are pending transfer to the Trustee as of June 30, 2006 and 2005 are recorded as contributions receivable to the Plan in the accompanying financial statements.


3.    INVESTMENTS

      Investments held by the Plan at June 30, 2006 and 2005 were as follows:

                                                                2006                               2005
                                                        NUMBER        MARKET               NUMBER        MARKET
                                                        OF SHARES     VALUE                OF SHARES     VALUE
       Investments of each FCPE

       o Groupe Procter & Gamble Actions (Option A)*    307 575      19 932 114 (euro)     319 429       17 809 286 (euro)
       o Obligations (Option B)*                        397 672      10 934 796 (euro)     404 432       11 446 431 (euro)
       o 5000 (Option C)*                               672 265       9 727 151 (euro)     669 783        7 448 428 (euro)
       o Groupe Procter & Gamble (Option D)*            662 858      62 182 432 (euro)     691 176       62 606 688 (euro)

                   TOTAL INVESTMENTS                                102 776 493(euro)                    99 310 833 (euro)


             *REPRESENTS INVESTMENTS WHICH EXCEED FIVE PERCENT OF NET ASSETS AVAILABLE FOR BENEFITS


4.    NONPARTICIPANT-DIRECTED INVESTMENT

      FCPE Option D is considered to be nonparticipant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent's stock.

      The net assets of FCPE Option D as of June 30 are as follows:

                                             2006                 2005

      Net assets - P&G Stock             62 182 432 (euros)   62 606 688 (euros)


      The significant components of the changes in net assets of the P&G Stock Fund consist of the following for the year ended June 30, 2006 :

      In euros

      Net appreciation in fair value                            2 367 854
      Employees contribution                                    3 006 776
      Employer contribution                                     3 617 323
      Withdrawals by participants                              (9 416 209)
                                                             ------------
                           Total changes in net assets           (424 256)

      Net assets, beginning of year                            62 606 688
                                                             ============
      Net assets, end of year                                  62 182 432
                                                             ============
5     PLAN PARTICIPANTS

      As of June 30, 2006, the Plan had approximately 3 800 participants.

6.    TAX STATUS

      The Plan and the underlying FCPE's are subject to the tax laws of placeplaceFrance. The Plan and the underlying FCPE's are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7.    RELATED PARTY TRANSACTIONS

      At June 30,2006 and 2005 , the plan held 1,383,500 and 1,428,000 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of 36,130,562 (euro) and 36,494,777
      (euro), respectively and a fair value of 62,035,478 (euro) and 62,900,705
      (euro) respectively.

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, PROCTER & GAMBLE SERVICES FRANCE, who administers the employee benefit plan has duly signed the Annual Report on September 28, 2005.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)


By:  PROCTER & GAMBLE SERVICES FRANCE

/s/ CLIVE STIFF
-------------------------------------
Clive Stiff
President



                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23                     Consent of Deloitte Touche